VIA EDGAR

October 17, 2008

U.S. Securities and Exchange Commission

Division of Corporate Finance

Station Place

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Velocity Express Corporation

Application for Withdrawal of Post-Effective Amendment No. 3 to Form S-3, incorrectly designated as an S-3MEF

File No. 333-152946

SEC Accession No. 0001193125-08-173697

Ladies and Gentlemen:

On behalf of Velocity Express Corporation (the “Registrant”) and pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Post-Effective Amendment No. 3 to Form S-3, which was incorrectly designated as an S-3MEF filing, Accession No. 0001193125-08-173697, filed with the Commission on August 11, 2008 (the “Amendment”). The Amendment should have been filed as a Form S-3 Registration Statement using the form type header S-3.

No securities were sold in connection with the Amendment. The withdrawal is requested due to the Staff’s comment regarding the unavailability of Rule 462(b) under the 1933 Act to register additional shares (the “Additional Shares”) of common stock pursuant to the Amendment. The Registrant intends to file a separate registration statement with the Commission that will include the Additional Shares, to the extent required.

Please feel free to call Alan Wovsaniker of Lowenstein Sandler PC (973.597.2564) or me (201.487.7740) with any questions or comments you may have.

Very truly yours,

/s/ Mark Carlesimo
Mark Carlesimo
General Counsel

Velocity Express Corporation

25 Central Avenue, Teterboro, NJ 07608

Phone: 201-487-7740 • Fax: 201-994-1925